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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

First KC-390 Millennium in NATO configuration enters into service with the Portuguese Air Force

The first multi-mission aircraft to operate outside Brazil

Beja, Portugal, October 19, 2023 – The first KC-390 Millennium of the Portuguese Air Force (FAP) has entered into service at the Beja Air Base. The aircraft meets the requirements set by the National Aeronautical Authority (AAN) of Portugal and includes standard NATO (North Atlantic Treaty Organization) equipment already integrated into the aircraft. This integration results from an extensive flight tests campaign carried out in Portugal, in a joint effort between Embraer, OGMA, and FAP. In 2019, FAP ordered five KC-390 aircraft, a comprehensive services and support agreement and a flight simulator. The entry into service took place following a ceremony held Monday October 16, at the Embraer plant in Gavião Peixoto, Brazil.

“This is a wonderful time for us, as we witness the first KC-390 Millennium enter into service outside Brazil. The Portuguese Air Force is an Embraer's strategic partner, having supported us since the beginning of the KC-390 Millenium’s internationalization. Embraer and the Portuguese Air Force will continue working together to advance our long-term projects for years to come,” says Walter Pinto Junior, COO of Embraer Defense & Security.

"The entry into service of this aircraft is significant for the Portuguese Air Force and Portugal, as it completes the development and production of a multi-value aircraft capable of the most demanding operational scenarios. The requirements set by the Portuguese Air Force have taken this aircraft to an even higher technological and capability level," says Brigadier-General João Nogueira, President of the KC-390 Program Supervision and Monitoring Mission.

The multi-mission military tactical transport aircraft offers unparalleled mobility, combining high productivity and operational flexibility with low operating costs, which is an unbeatable combination. The C-390 can carry more payload (26 tons) compared to other military transport aircraft in its class, and it flies faster and farther. The multi-mission platform is capable of performing a wide range of missions such as transport and launch of cargo and troops, aeromedical evacuation, search and rescue, firefighting and humanitarian missions, operating on temporary or unpaved runways (i.e., including compacted earth, soil and gravel).

The air-to-air refueling (AAR) configuration, designated the KC-390, has demonstrated its capabilities during operations with the Brazilian Air Force. It is cleared to refuel several different fighter aircraft and is also able to refuel other KC-390s using the underwing pods. This is a unique feature for this type of aircraft.

Portugal is the largest international partner of the C-390 program, and its participation in the development and production of the aircraft is recognized for having a positive economic impact on the generation of jobs, new investments, increased exports, and technological advances. In addition to Portugal, the multi-mission platform has orders from Brazil and Hungary and has been selected by the Netherlands, Austria and the Czech Republic.

Images: https://embraer.bynder.com/share/DDBECD3A-C6A5-4476-B1B60058507A51F4/

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations